MARY JO MILLER
Direct (503) 294-9636
mnmiller@stoel.com

January 9, 2007

BY MAIL & FACSIMILE (202) 772-9208

Patrick Gilmore

Division of Corporation Finance

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated December 11, 2006

Interlink Electronics, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2005

Filed July 24, 2006

File No. 000-21858

Dear Mr. Gilmore:

We are counsel to Interlink Electronics, Inc. (the “Company”). This letter is the response of the Company to the Staff’s comments to the Company’s Form 10-K filing for the fiscal year ended December 31, 2005 (the “Filing”). The Company has included each of the Staff’s comments and the Company’s responses below.

Question – 1

We note the revisions to your financial statements for the years ended December 31, 2004 and 2003 as well as footnote 15 on page F-22 titled, “Material Adjustments”. Tell us how your auditors considered including a reference in their audit report to the footnote describing the restatement. We refer you to AU 561.06.

Answer – Question 1

Upon review, the Company’s auditors have determined that including a reference in their audit report to the footnote describing the restatement is appropriate. The auditors’ opinion with respect to the Company’s 2006 financial statements will include this reference. If the Staff

Patrick Gilmore

January 9, 2007

concludes that it is necessary to make this change to the opinion on the 2005 audited financial statements, the Company will file an amended 2005 Annual Report. However, the Company believes the market, investors and other interested parties are fully aware of the material adjustments that have occurred and that the current disclosures on file with the SEC are adequate.

Question – 2

We note in your business section on page 6 and in your MD&A on page 25 that you develop and sell software combined with your hardware. For these sales, help us better understand the nature of these products and whether these arrangements contain multiple elements, including post contract support. In this regard, tell us whether this software is more than incidental to the hardware and how you considered the guidance under EITF 03-5 in determining whether such sales are within the scope of SOP 97-2. Additionally, tell whether you sell this software without your hardware and if so, tell us whether you are recognizing revenue related to such sales under SOP 97-2 and how your accounting complies with this guidance. Furthermore, quantify the amount of revenue recognized from the sale of this software for each year presented, including the periods included in the most recent Form 10-Q.

Answer – Question 2

The Company’s business of developing and selling products that combine software and hardware is described in its 2005 Annual Report. The issues raised by your question relate to products that the Company develops and sells in its E-transactions business segment.

E-transaction products consist of various models of the Company’s e-Pad product line, and contain a hardware and software component. The hardware component is the actual device on which a signature is recorded. The software component allows the signature to be captured and bound to an electronic document.

Revenues in the E-transactions business segment were $4,165,000, $5,328,000 and $8,326,000 in 2003, 2004 and 2005 respectively, all but a very insignificant amount of which were from the sale e-Pad products (the remainder relating to sales of IntegriSign Pro software, discussed under heading 2, below, of this Answer – Question 2). Revenues in the E-transaction business segment for the nine months ended September 30, 2006 were $5,985,000.

SOP 97-2 states that “it does not apply…to revenue earned on products or services containing software that is incidental to the products or services as a whole”. In considering whether the

Patrick Gilmore

January 9, 2007

software component of the Company’s e-Pad products is incidental, the Company considered the following three indicators:

1. Whether the software is a significant focus of the marketing effort or is sold separately.

•	The software component of the e-Pad product is basic in nature and consists of hardware driver software and functionality software that the Company calls IntegriSign. The Company believes this software is comparable to software that is typically bundled with a printer. There is a level of software that is required to allow functionality of the printer and to interface with the surrounding software from which documents may be printed, such as Microsoft Excel and Word. The Company’s e-Pad software allows for basic functionality and features of the e-Pad product. The Company’s marketing efforts to date have been based on selling the entire e-Pad solution, and not on selling the hardware or software components separately. The software has not been designed with an intent to be sold separately, and the Company has not historically sold this software separately.

•	Many of the Company’s e-Pad transactions involve large quantities of units. This trend is continuing to increase. A single list price per unit for each e-Pad products includes the software component. Actual sales prices for multiple unit transactions are sometimes negotiated based on a discount from the list price. For example, if an e-Pad has a suggested list price of $225, the Company may offer a discount of $25 per unit, or $200 per unit, to a customer who is buying 5,000 units. If the Company offers that same product to a customer who is ordering 200 units, it may not offer a discount at all, or it may offer a small discount of $5, to $220 per unit. The Company never separates the software component of the bundled product in this price negotiation. Prices are always established on a per unit basis.

While the Company recognizes that increased marketing efforts related to the software portion of the e-Pad product could indicate that the software is more than incidental, the Company does not believe its marketing efforts are of a nature that would be considered determinative that the software is more than incidental. In addition, the Company believes that how it prices and sells its products also supports its conclusion that the software component is incidental. If the Company does decide to separately market and sell the IntegriSign software in the future, this could indicate that the software component has become more than incidental to the product as a whole and the Company would re-evaluate the facts and circumstances accordingly.

Patrick Gilmore

January 9, 2007

2. Whether the Company provides post-contract customer support.

The Company provides basic telephone support for all of its products. The Company’s total support solution, including telephone support for the E-transactions business segment, is minimal. The primary support for the e-Pad is on the front end of a sale, as the Company assesses and understands the components and configurations of the customer’s information systems so that it can properly integrate its e-Pad product into the customer’s system. This process is similar to making sure a new printer is compatible with the other system tools with which it will be integrating to allow the printer to print. Internal support is not focused on any particular type of support, i.e., telephonic, in-house customer visits, or web-based support. The Company does not offer any of these or any other kinds of support on any specific, dedicated basis. E-Pad product sales are subject to a license agreement pertaining to the bundled software component. That license agreement provides customers with unspecified upgrade rights to the software on a when-and-if available basis. The Company has, on an intermittent and infrequent basis, provided software updates and patches to its customers by way of download from its website, which may include updates and bug fixes to the original software The updates and patches provided to date have primarily been for bug fixes and minor updates to the driver and IntegriSign software and have not resulted in significantly improved functionality or features. The updates are typically made to cause basic functionality features to adhere to new operating system requirements (for example – the introduction of XP as an operating system). The types of patches mentioned above have been done infrequently and have been minimal in scope. A representative sample of a few of the approximately 15 patches that have been made available to customers over the past few years follows:

•	Five releases related to driver software patches that fix minor bugs and maintain minimum compatibility and functionality.

•	Three service packs that fix various bugs and features in the IntegriSign software.

•	A utility patch that changes certain features; for example, to not allow the toolbar for the IntegriSign to be shown when the system is being used in Microsoft Excel software. These changes were not significant in nature.

Like many vendors, the Company provides support services to its products as a whole. However the Company does not believe the minimal support services that it provides to e-Pad products are of a nature that would be considered determinative that the software is more than incidental. Specifically, the support is provided with respect to the product as a whole, and the Company does not have a history of releasing upgrades that provide significant, additional functionality. As a result of selling the e-Pad as a bundled product, including both the hardware and the

Patrick Gilmore

January 9, 2007

software components together, and because the Company has had the policy of not supplying post contract support for the product beyond the very minimal and basic level, the Company believes the software portion of the bundled product to be incidental to the overall product.

As the Company continues to grow and expand the E-transaction business segment, it plans to sell separate software products. This can be seen in its marketing literature and Web site under the “IntegriSign Pro” name. To date, the Company has sold this product on very few occasions and not at a material level in any given year. Each of these sales has been accounted for within the scope of SOP 97-02. This software is a more sophisticated and comprehensive product that the Company is now promoting and packaging as a software solution that can be sold separately and with varying features. When the Company does sell this product, or variations of this product, it will fall within the scope of SOP 97-2.

3. Whether the Company incurs significant cost within the scope of FAS 86.

The Company also reviewed the costs to develop the software component of its e-Pad. The costs related to the development of this software are not significant when compared to the total cost of developing the e-Pad product line. Substantially all of the development cost is in the design and development of the hardware component. The Company does utilize an outside software vendor to assist with software development work for e-Pad projects. In the past two years, the Company has paid less than $50,000 per year to this vendor for this type of software work. The Company also has a small internal software group which works, among other things, on the driver software for e-Pads. The total cost for this software group has not been significant when compared to the total spending in product development. The Company has not kept separate accounting records of the software group within its total product development costs. Product development and R & D costs for the past three years have been $3,418,000, $4,158,000 and $4,586,000 for 2003, 2004 and 2005, respectively. CONFIDENTIAL TREATMENT REQUESTED BY INTERLINK ELECTRONICS, INC. The maximum $50,000 per year paid to the third party software vendor for e-Pad software development costs on bundled e-Pad software and the costs of the dedicated time related to the software group within the Company is insignificant when compared to the total development cost.

Based on the Company’s analysis of the above factors, it has concluded that the software component of its e-Pad product is incidental to the product as a whole. Accordingly, it does not believe sales of the e-Pad product are within the scope of SOP 97-2. Therefore, the Company does not believe it is necessary to assess the application of EITF 03-5 to these transactions.

Patrick Gilmore

January 9, 2007

Question 3

We note you offer certain distributors in the business communications-branded market and some of your Japanese OEM customers’ payment terms as long as 180 days when you generally offer 30-day payment terms. Tell us how you recognize revenue on contracts that involve extended payment terms and tell us whether you have a history of successfully collecting under your original terms without making concessions.

Answer – Question 3

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the revenue amount is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. To satisfy the criteria, the Company: (1) enters orders based upon receipt of a customer purchase order; (2) records revenue upon shipment of goods and when risk of loss and title has transferred; (3) confirms pricing through the customer purchase order; and (4) validates creditworthiness through past payment history, credit agency reports and other financial data. All customers have warranty rights and some customers also have explicit or implicit rights of return.

The Company’s accounts receivable are unsecured and are at risk to the extent such amounts become uncollectible. The Company continually monitors individual account receivable balances, and provides for an allowance of doubtful accounts at the time collection may become questionable based on payment performance or age of the receivable and other factors related to the customer’s ability to pay.

In the EOM Remote Business Segment, a majority of the Company’s sales are to international customers. Countries in which OEM Remote products are sold include Japan, Taiwan, and Korea. It is not uncommon to have payment terms with international customers that are longer than traditional or typical terms for customers in the United States. Traditional or typical payment terms in the United States range from 30 to 45 days. Most customers in the United States have terms of net 30 days from date of shipment. The Company believes that, to be competitive in international business, it must, at times, negotiate payment terms more traditional to a specific country than to the United States. Payment terms with international customers can typically range from 30 – 90 days. The Company has researched its records for the past two years and cannot find any situation where it had customer payment terms of 180 days with any customer. The Company will, accordingly, adjust its related disclosures in future filings.

Patrick Gilmore

January 9, 2007

The Company’s collection history from all customers, including those customers with payment terms beyond traditional or typical 30 day terms, suggests that it has not experienced a significant collection issue because of the inability of its customers to pay or refusal to pay relating to the length of the payment term.

As evidenced in Schedule II – Valuation and Qualifying Accounts of the Filing, adjustments to the Company’s allowance for doubtful accounts for 2003, 2004 and 2005 have been very small in comparison to sales for those periods. Sales for 2003 totaled $31,042,000 while additions to the allowance for uncollectible accounts receivable totaled $176,000, or .05% of sales. For 2004, sales totaled $35,406,000 while additions to the allowance account totaled a positive adjustment of $22,000, or .0006% of sales. For 2005, sales totaled $38,239,000 while additions to the allowance account for uncollectible receivables totaled $284,000 or .007% of sales. The Company believes that this percentage is in line with expectations and represents a reasonable and acceptable percentage of sales deemed uncollectible in the normal course of business.

Question – 4

We note in your certifications here and in your subsequent certifications included in your quarterly reports on Forms 10-Q your reference to the “annual” or “quarterly” report in paragraphs two and four. In future filings, the certifications should be revised so as to not include the reference to the “annual” or “quarterly” report in paragraphs two and four. In future filings, the certifications should be revised so as to not include the reference to the “annual” or “quarterly” report in these paragraphs. Tell us how you intend to comply with Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth in Item 601(b)(31) of Regulation S-K by removing such references.

Answer – Question 4

The Company will make this adjustment to its certifications in future quarterly filings on Form 10-Q and other pertinent SEC filings.

Question – 5

We note that the Company filed a Form S-8 on August 23, 2005. Tell us what consideration your independent auditors gave to including a consent in the Company’s Form 10-K for incorporation of their audit opinion in the open registration statement.

Patrick Gilmore

January 9, 2007

Answer – Question 5

The auditors’ consent filed as Exhibit 23.1 to the 2005 Annual Report on Form 10K consents to the incorporation by reference of their opinion in Registration Statements on Form S-3 (No. 333-112034) and Form S-8 (Nos. 033-93066, 333-39371, 333-53870, 333-107174, 333-39371, 333-117831 and 333-127763). Registration Statement number 333-127763 was filed by the Company on Form S-8 on August 23, 2005.

The Company hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

(b)	comments by the Commission staff, or changes to the Company’s disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the Filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands you may have additional comments based on the foregoing responses. Please address any questions or comments you may have about this letter or the Filing to me at (503) 294-9636.

Very truly yours,

/s/ Mary Jo N. Miller

Mary Jo N. Miller

MNM:axw
cc:	E. Michael Thoben, III
Charles C. Best
Bob Pearlman